DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06023013

January 26, 2006

Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/26/2006

Re: The Home Depot, Inc.
Incoming letter dated December 8, 2005

Dear Ms. Fisher:

This is in response to your letter dated December 8, 2005 concerning the shareholder proposal submitted to Home Depot by William Steiner. We also have received letters on the proponent's behalf dated December 13, 2005, December 15, 2005, January 2, 2006 and January 24, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

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Writer's Direct Dial (212) 225-2472
E-Mail jfisher@cgsh.com

RECEIVED
2005 DEC -9 PM 3:11

December 8, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. – Shareholder Proposal of Mr. William Steiner

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials"). Mr. William Steiner (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the Proposal from the 2006 Proxy Materials. The Company intends to begin distribution of its definitive 2006 Proxy Materials on or around April 10, 2006. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2006 Proxy Materials with the Securities and Exchange Commission.

The Proponent sets forth the following proposal:

> RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable.

We believe that the Proposal may be properly omitted in accordance with Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. In 2000 and 2001, the Company received similar proposals recommending the elimination of super-majority stockholder voting requirements. These proposals were included in the Company's annual meeting proxy statements. In 2002, a third simple-majority proposal (the "2002 Proposal") was submitted to the Company. The Staff granted no-action relief to the Company for the 2002 Proposal because the Company had "substantially implemented" a simple majority stockholder vote requirement. *See* The Home Depot, Inc. (Mar. 28, 2002).

Such implementation had occurred because the Company's 2002 annual meeting proxy statement included a proposal made by the Company to amend its Certificate of Incorporation (the "Company Proposal") that would, upon approval of the stockholders, remove Article EIGHTH, a fair price provision that required the affirmative vote of the holders of at least 80% of the Company's outstanding common stock in order to adopt or authorize certain actions. The Company Proposal was approved by the Company's stockholders at the 2002 annual meeting, thereby eliminating the last of the Company's super-majority voting provisions.

The Company's intent to include the Company Proposal in its proxy materials in 2002 was sufficient for the Staff to grant no-action relief in 2002 under Rule 14a-8(i)(10). Given the elimination of all super-majority stockholder voting provisions from the Company's charter documents, it is the Company's view that it has an even more compelling basis for exclusion under Rule 14a-8(i)(10) with respect to this year's Proposal. Moreover, the Company's charter documents adopt simple majority stockholder voting on a broader basis than the Proposal would require. Section 7 of Article I of the Company's By-laws provides for a majority vote on "all questions" submitted to stockholders, other than the election of directors or as required by Delaware law and the Certificate of Incorporation, and is thus not limited to the governance issues specified in the Proposal. A copy of the current Certificate of Incorporation and the By-laws is attached as Exhibit B and Exhibit C, respectively.

Furthermore, Rule 14a-8(i)(3) allows a registrant to exclude a stockholder proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials.

In Staff Legal Bulletin No. 14B, Rule 14a-8(i)(3) continues to permit exclusion of proposals where "the company demonstrates objectively that a factual statement is materially false or misleading." The Company believes that it can demonstrate objectively that the Proposal contains statements that are false and misleading within the meaning of Rule 14a-9:

1. In the Proposal, the Proponent states that "[w]e would have to marshal an awesome 80% shareholder vote to make certain key governance improvements." By using this supporting statement and phrases such as "our current Rule," the Proponent is making inaccurate statements and thereby misleading the stockholders by implying that super-majority stockholder voting requirements still exist in the Certificate of Incorporation and By-laws. As stated above, the last provision in the Company's charter documents requiring a super-majority vote by stockholders was eliminated in 2002. Therefore, this portion of the Proposal should be omitted.

2. The Proponent also refers to a 2004 shareholder proposal requesting that the Company not adopt a stockholder rights plan without seeking shareholder approval. The Proponent states that the Company failed to implement that proposal. This claim is inaccurate because the Company did, in fact, adopt a new stockholder rights plan policy on January 20, 2005. *See* http://ir.home depot.com/governance/guidelines.cfm#policy. Indeed, based on this new policy and other relevant precedents, the Company was able to exclude a similar proposal from the 2005 annual meeting of stockholders pursuant to Rule 14a-8(i)(10) because the Staff recognized that this proposal had been substantially implemented. Accordingly, this portion of the Proposal should also be omitted because it is false and misleading.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2006 Proxy Materials under Rules 14a-8(i)(10) or portions thereof as specified above under Rule 14a-8(i)(3). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits from its 2006 Proxy Materials the Proposal or the portions thereof specified above. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,

Janet L. Fisher /RPH

Janet L. Fisher

cc: John Chevedden
Frank L. Fernandez, Esq.

Attachments

Exhibit A
(Letter from the Proponent received by the Company on October 13, 2005)

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Robert L. Nardelli
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

Dear Mr. Nardelli,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner   10/13/05
William Steiner   Date

cc: Frank L. Fernandez
Corporate Secretary
PH: 770 433-8211
FX: 770 431-2685
Fax: 770 384-2356
Fax: 770-431-2685

[November 22, 2005]
3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate our shareholder majority. For example if 79% vote to improve our corporate governance and 1% vote no — only 1% could force their will on our overwhelming 79% majority.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

• The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company:
  "F" in Overall Board Effectiveness.
  "F" in Board Composition.
  "F" in CEO Compensation – $28 million.
  "D" in Shareholder Responsiveness.
Overall Governance Risk Assessment = High

• We would have to marshal an awesome 80% shareholder vote to make certain key governance improvements – Entrenchment concern.
• We had no Independent Board Chairman – Independent oversight concern.
• Cumulative voting was not allowed.
• Poison pill: A 2004 shareholder proposal winning our 67% support asked our Company not to adopt a poison pill without seeking shareholder approval. Our Company had not responded to the proposal by implementing any such shareholder approval process.
• Our directors could be elected with one yes-vote from our 2 billion shares under plurality voting.

• There are too many active CEOs on our board with 5 (equals 45% membership) – Over-commitment concern.
• CEOs sometimes have a problem in saying no to a fellow CEO.
• Four directors held 4 to 6 board seats – Over-commitment concern.
• Three directors had 27-years tenure – Independence concern.
• Two directors had non-director links to our company – Independence concern.
• Three of our relatively new directors served on boards rated "D" overall by The Corporate Library:
  1) Mr. Ridge served on Exelon board (EXC) rated "D"

2) Mr. Jackson served on JPMorgan's board (JPM) rated "D"
3) Mr. Johnston served on Albertsons' board (ABS) rated "D"

- Our Directors had a $1 million director donation program – Conflict of interest concern.
- The Corporate Library said Mr. Nardelli has one of the world's most excessive compensation packages and "golden hello" payments, with very little reason given to support such actions. The pay-for-failure, pay-for-success, pay-for-anything-at-all attitude displayed by the board calls into serious question their effectiveness.

These less-than-best practices reinforce the reason to take one step forward and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

William Steiner, 9254 Via Classico East, Wellington, FL 33411 and 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Exhibit B

(A copy of The Home Depot Inc.'s current Certificate of Incorporation)

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
THE HOME DEPOT, INC.

The Home Depot, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. That the name under which the Corporation was originally incorporated is M.B. Associates Incorporated. The date of filing of its original Certificate of Incorporation with the Secretary of State was June 29, 1978.

2. That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth proposed amendments to the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and directing that such amendments be considered at the next Annual Meeting of Stockholders of the Corporation.

3. That thereafter, pursuant to a resolution of the Board of Directors and upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, the Annual Meeting of Stockholders was duly called and held, at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

4. That this Restated Certificate of Incorporation, duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware, integrates those amendments to the Certificate of Incorporation which were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and is hereby amended and restated to read as follows:

FIRST: The name of the corporation (which is herein referred to as the "Corporation") is The Home Depot, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, in the County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

Without limiting in any manner the scope and generality of the foregoing, it is hereby provided that the Corporation shall have the following purposes, objects and powers:

To manufacture, purchase or otherwise acquire, invest in, own, pledge, sell, assign and transfer or otherwise dispose of, trade, deal in and deal with, any and all goods, wares, merchandise and personal property relating to home improvement services, materials, products, devices, manuals, audio-visual aids, tools and any and all products related thereto of every kind and description.

To do all and everything necessary, suitable and proper for the accomplishment of any of the purposes or the attainment of any of the objects or the furtherance of any of the powers herein before set forth, either alone or in association with other corporations, firms or individuals, and to do every other act or acts, thing or things incidental to or growing out of or connected with the aforesaid powers or any part or parts thereof, including, without limitation, the acquisition and operation of businesses exclusively or partially engaged in providing home improvement services, materials, products, devices, manuals, audio-visual aids, tools, and related products or services to consumers.

The business or purpose of the Corporation is from time to time to do any one or more of the acts and things herein before set forth, and it shall have power to conduct and carry on said business, or any part thereof, and to have one or more offices, and to exercise any or all of its corporate powers and rights, in the State of Delaware, and in the various other states, territories, colonies and dependencies of the United States, in the District of Columbia, and in all or any foreign countries.

The enumeration herein of the objects and purposes of the Corporation shall be construed as powers as well as objects and purposes and shall not be deemed to exclude by inference any powers, objects or purposes which the Corporation is empowered to exercise, whether expressly by force of the laws of the State of Delaware now or hereafter in effect, or impliedly by the reasonable construction of said laws.

FOURTH: The total number of shares of stock which the Corporation will have authority to issue is ten billion (10,000,000,000), all of which shall be shares of Common Stock of the par value of five cents ($.05) each.

FIFTH: The name and mailing address of the sole incorporator is as follows:

Kenneth G. Langone
c/o INVEMED ASSOCIATES INCORPORATED
375 Park Avenue
New York, New York 10022

SIXTH: 1. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three nor more than fifteen directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors.

2. The term of each director will expire at the annual meeting of the stockholders held in 2001. At each annual meeting of the stockholders beginning with 2001, each director shall be elected for a one-year term. Each director shall hold office until the next annual meeting and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3. No person (other than a person nominated by or on behalf of the Board of Directors) shall be eligible for election as a director at any annual or special meeting of stockholders unless a written request that his or her name be placed in nomination is received from a stockholder of record by the Secretary of the Corporation not less than 30 days prior to the date fixed for the meeting, together with the written consent of such person to serve as a director.

4. Except to the extent prohibited by law, the Board of Directors shall have the right (which, to the extent exercised, shall be exclusive) to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members, including without limitation the vote required for any action by the Board of Directors, the determination by resolution of the Board of Directors of the officers of the Corporation and their respective titles and duties, the determination by resolution of the Board of Directors of the manner of choosing the officers of the Corporation and the terms of their respective offices, the determination by resolution of the Board of Directors of the terms and conditions under which the Corporation shall exercise the powers granted to it as of January 1, 1984 by Section 145 of the Delaware General Corporation Law, as such powers may exist from time to time after January 1, 1984, and that from time to time shall affect the directors' power otherwise to manage the business and affairs of the Corporation; and, notwithstanding any other provision of this Certificate of Incorporation to the contrary, no by-law shall be adopted by stockholders which shall interpret or qualify, or impair or impede the implementation of, the foregoing. Any inconsistency between, on the one side, a document which implements the provisions of this paragraph 4 and sets forth the rights, powers, duties, rules and/or procedures governing the Board of Directors and, on the other side, any by-law or other corporate document shall be construed in favor of the document setting forth such rights, powers, duties, rules and/or procedures.

5 No action shall be taken by stockholders of the Corporation except at an annual or special meeting of the stockholders of the Corporation. Except to the extent, if any, otherwise required by law, a special meeting of the stockholders of the Corporation may be called only by the Chairman of the Board of Directors, the President or the Board of Directors of the Corporation.

SEVENTH The Board of Directors shall have power to make, alter or repeal the by-laws of the Corporation, except as may otherwise be provided in the by-laws.

EIGHTH: [Reserved]

NINTH: No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by Frank L. Fernandez, it's Executive Vice President — Secretary & General Counsel, this 29th day of May, 2002.

/s/ Frank L. Fernandez

By: Frank L. Fernandez
Executive Vice President — Secretary
& General Counsel

Exhibit C
(A copy of The Home Depot, Inc.'s current By-laws)

BY-LAWS

OF

THE HOME DEPOT, INC.

(As amended and restated effective August 6, 2004)

ARTICLE I.

MEETINGS OF STOCKHOLDERS

SECTION 1. The annual meeting of the stockholders for the election of Directors and for the transaction of such other business as shall have been properly brought before the meeting shall be held on such date and at such time and place as the Board of Directors may by resolution provide. To be properly brought before an annual meeting, business must be: (a) specified in the notice of meeting given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder: (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and (ii) the subject matter thereof must be a matter which is a proper subject matter for stockholder action at such meeting.

With regard to business to be brought before an annual meeting occurring in 2004 or thereafter, and except as otherwise provided in the Certificate of Incorporation, to be considered timely notice, a stockholder's notice must be received by the Secretary at the principal executive offices of the Corporation not less than one hundred twenty (120) calendar days before the date of the Corporation's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders. However, if no annual meeting was held in the previous year, or if the date of the applicable annual meeting has been changed by more than thirty (30) days from the date of the previous year's annual meeting, then a stockholder's notice, in order to be considered timely, must be received by the Secretary not later than the later of the close of business on the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of such date was made. Such stockholder's notice shall set forth (a) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, (b) whether either such stockholder or beneficial owner, alone or as part of a group, intends to solicit or participate in the solicitation of proxies from the stockholders of the Corporation, and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation that are owned beneficially and held of record by such stockholder and such beneficial owner. In addition, a stockholder seeking to bring an item of business before the annual meeting shall promptly provide any other information reasonably requested by the Corporation.

Notwithstanding the foregoing provisions of this Section 1, a stockholder who seeks to have any proposal included in the Corporation's proxy materials must provide notice as required by and otherwise comply with the applicable requirements of the rules and regulations under the Securities Exchange Act of 1934, as amended. The chairman of an annual meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any item of business has been properly brought before the meeting in accordance with these By-Laws, and if the chairman should so determine and declare that any item of business has not been properly brought before an annual meeting, then such business shall not be transacted at such meeting.

Notwithstanding the foregoing provisions of this Section 1, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present an item of business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

SECTION 2. Special meetings of the stockholders may be called at any time by the Chairman of the Board, the President or the Board of Directors.

SECTION 3. Written notice of each annual or special meeting of the stockholders, specifying the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given at least ten (10) but not more than sixty days (60) prior to such meetings to each stockholder entitled to vote at such meeting; provided, however, that notice of any meeting to take action on a proposed merger or consolidation of the Corporation or on a proposed sale of all or substantially all of the assets of the Corporation shall be given at least twenty (20) but not more than sixty days (60) prior to such meeting. Notice of a special meeting of the stockholders shall also state the purpose or purposes for which the meeting is called. Each notice of a special meeting of stockholders shall indicate that it has been issued by or at the direction of the person or persons calling the meeting.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken unless the adjournment is for more than thirty (30) days, or unless after the adjournment a new record date is fixed for the adjourned meeting, in which event a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

A written waiver of notice signed by the stockholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

SECTION 4. Every annual meeting of the stockholders shall be held at such place within or without the State of Delaware as may be determined by the Board of Directors and stated in the notice of any such meeting, and every special meeting shall be held at such place within or without the State of Delaware as may be stated in the notice of such special meeting. The Board of Directors may determine that a meeting shall not be held at any place, but may instead be held solely by means of remote communications in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

SECTION 5. No business shall be transacted at any special meeting of the stockholders except that business which related to the purpose or purposes set forth in the notice of the meeting.

SECTION 6. At each meeting of the stockholders there shall be present, either in person or by proxy, the holders of a majority of the shares of the Corporation entitled to vote thereat in order to constitute a quorum. Any meeting of the stockholders at which a quorum is not present may be adjourned from time to time to some other time by a majority of the stockholders represented thereat, but no other business shall be transacted at such meeting. At an adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the original meeting.

SECTION 7. At all meetings of the stockholders, all questions, other than the election of directors and except as otherwise required by the laws of the State of Delaware or as otherwise provided in the Certificate of Incorporation, shall be determined by a majority of the votes cast at the meeting of the holders of shares entitled to vote thereon. Directors shall be elected by a plurality of the votes cast. Upon all questions, every stockholder of record shall be entitled at every meeting of stockholders to one vote for every share of common stock standing in his name on the books of the Corporation and qualified to vote.

SECTION 8. At all meetings of the stockholders, absent stockholders entitled to vote thereat may vote by proxy or by the attorney-in-fact thereof. No proxy shall be valid after the expiration of three years from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the person executing it except as otherwise provided by the laws of the State of Delaware.

SECTION 9. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided in the notice of the meeting or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

ARTICLE II.

DIRECTORS

SECTION 1. The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as otherwise provided by law and except as hereinafter otherwise provided for filling vacancies, the directors of the Corporation shall be elected by the stockholders entitled to vote at the annual meeting of the stockholders, to hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his earlier resignation or removal.

SECTION 2. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board of Directors.

SECTION 3. Special meetings of the Board of Directors shall be called at any time by the Secretary at the direction of the Chairman of the Board, the President or a majority of the directors then in office.

SECTION 4. Written notice of the time and place of each special meeting of the Board of Directors shall be given to each director at least forty-eight hours before the start of the meeting, or if sent by first class mail, at least seven days before the start of the meeting. A written waiver of notice signed by the director entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

SECTION 5. Members of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

SECTION 6. A majority of the total number of directors shall be necessary to constitute a quorum for the transaction of business and the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. Any regular or special meeting of the Board at which a quorum is not present may be adjourned from time to time to some other place or time or both by a majority of the directors present without any notice other than an announcement at the meeting at which the adjournment is taken.

SECTION 7. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors and to the extent permitted by law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

SECTION 8. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 9. The Board of Directors of the Corporation shall consist of not less than three nor more than fifteen members, the exact number of Directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors.

SECTION 10. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by resolution of the Board of Directors.

ARTICLE III.

OFFICERS

SECTION 1. The Board of Directors shall appoint a Chairman of the Board, a President, a Treasurer and a Secretary. The Board may at any time appoint one or more Vice Presidents, Assistant Treasurers, Assistant Secretaries and such other officers and agents with such powers and duties as it shall deem necessary. Each such officer shall serve from the time of his appointment until a successor shall be chosen and qualified or until his earlier resignation or removal.

SECTION 2. The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall be the chief executive officer and head of the Corporation and, subject to the Board of Directors, shall have the general control and management of the business and affairs of the Corporation. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

SECTION 3. The President shall be the chief operating officer of the Corporation and, subject to the Board of Directors and the Chairman of the Board, shall have control of the operational aspects of the business and affairs of the Corporation. He shall see that all orders of the Chairman of the Board are carried into effect, and shall perform all other duties necessary to his office or properly required of him by the Board or the Chairman of the Board. The President, in the absence of the Chairman of the Board, shall preside at all meetings of stockholders and of the Board of Directors.

SECTION 4. Vice Presidents shall perform such duties and have such powers as the Board of Directors, the Chairman of the Board, the President or another more senior Vice President shall designate from time to time. During the absence or disability of the President, or during a vacancy in the office of President, the Vice President with the greatest seniority shall perform the duties and have the powers of the President.

SECTION 5. The Secretary shall have custody of the seal of the Corporation. He shall keep the minutes of the Board of Directors, and of the stockholders, and shall attend to the giving and serving of all notices of the Corporation. He shall have charge of the certificate book and such other books and papers as the Board may direct; and he shall perform such other duties as may be incidental to his office or as may be assigned to him by the Board of Directors. He shall also keep or cause to be kept a stock book, containing the names, alphabetically arranged, of all persons who are stockholders of the Corporation showing their respective addresses, the number of shares registered in the name of each, and the dates when they respectively became the owners of record thereof, and such books shall be open for inspection as prescribed by the laws of the States of Delaware. During the absence or disability of the Secretary, or during a vacancy in the office of Secretary, the Assistant Secretary with the greatest seniority shall perform the duties and have the powers of the Secretary.

SECTION 6. The Treasurer shall have the care and custody of the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks as the Board of Directors may determine. During the absence or disability of the Treasurer, or during a vacancy in the office of Treasurer, the Assistant Treasurer with the greatest seniority shall perform the duties and have the powers of the Treasurer.

ARTICLE IV.

RESIGNATIONS, REMOVALS AND VACANCIES

OF DIRECTORS AND OFFICERS

SECTION 1. Any director or officer may resign his office at any time, such resignation to be made in writing and to take effect from the time of its receipt by the Corporation, unless some future time be fixed in the resignation and in that case from that time. The acceptance of a resignation shall not be required to make it effective. Nothing herein shall be deemed to affect any contractual rights of the Corporation.

SECTION 2. Any officer may be removed with or without cause at any time by the Board of Directors. The removal of an officer without cause shall be without prejudice to his contractual rights, if any. The election or appointment of an officer shall not of itself create contractual rights. Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

SECTION 3. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority vote of the Directors then in office, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and directors so chosen shall hold office until such director's successor shall have been duly elected and qualified. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

ARTICLE V.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

SECTION 1. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as it presently exists or may hereafter be amended, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, (a "proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expenses, liability and loss (including attorneys' fees) reasonably incurred by such person. The Corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

SECTION 2. Subject to any applicable laws, the Corporation shall pay the expenses (including attorneys' fees) incurred by an officer or director of the Corporation in defending any proceeding in advance of its final disposition, provided, however, that the payment of such expenses shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified. Expenses incurred by former directors and officers or other employees and agents of the Corporation may be advanced upon such terms and conditions as the Corporation deems appropriate.

SECTION 3. If a claim for indemnification or payment of expenses (including attorneys' fees) under this Article is not paid in full within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of such claim and, if successful in whole or in part, subject to any applicable laws, the

claimant shall be entitled to be paid the expense (including attorneys' fees) of prosecuting such claim. In any such action, the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

SECTION 4. The rights conferred on any person by this Article shall not contravene the provisions of any applicable laws and such rights shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise.

SECTION 5. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust or other enterprise.

SECTION 6. The Corporation may purchase and maintain insurance to protect itself and any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

SECTION 7. The rights provided by or granted pursuant to this Article shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. Subject to any applicable laws, all rights provided by or granted pursuant to this Article shall be deemed to be a contract between the Corporation and each director, officer, employee or agent of the Corporation who serves or served in such capacity at any time while this Article is in effect. Any repeal or modification of this Article shall not in any way diminish any rights to indemnification of such directors, officers, employees or agents, or the obligations of the Corporation arising hereunder.

ARTICLE VI.

COMMON STOCK

SECTION 1. Certificates for shares of the common stock of the Corporation shall be numbered and registered on the books of the Corporation in the order in which they shall be issued and shall be signed by the Chairman of the Board, the President or a Vice President, and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer and sealed with the seal of the Corporation. Any or all of the signatures on the certificate may be a facsimile signature. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

SECTION 2. Transfers of shares shall be made upon the books of the Corporation (i) only by the holder thereof, in person or by power of attorney duly executed and filed with the Corporation (ii) upon the surrender to the Corporation of the certificate or certificates for such shares.

SECTION 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation and alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming that the certificate of stock has been lost, stolen or destroyed. When authorizing such issuance of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or such owner's legal representative, to indemnify the Corporation in such manner as the Board of

Directors shall require and/or to give the Corporation a bond, in such form and amount as the Board of Directors may direct, as indemnity against any claim that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed.

SECTION 4. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise may be provided by the General Corporation Law of the State of Delaware.

ARTICLE VII.

CHECKS, DRAFTS AND NOTES

The Chairman of the Board or the President or any officers designated by resolution of the Board of Directors shall sign all checks and drafts necessary to be drawn and may accept any drafts drawn upon the Corporation in due course of business. No check or draft shall be endorsed by the Corporation and no promissory note, bond, debenture or other evidence of indebtedness shall be made, signed, issued or endorsed by the Corporation unless signed by the Chairman or the President or any officer designated under powers given by a resolution of the Board except that any officer may endorse for collection or deposit only, expressly stating the purpose of such endorsements, checks, drafts and promissory notes to the order of the Corporation.

ARTICLE VIII.

SEAL

The seal of the Corporation shall be in the custody of the Secretary. It shall be circular in form and shall have engraved upon it the name of the Corporation arranged in a circle and the words and figures "Incorporated 1978 Delaware" across the center of the space enclosed.

ARTICLE IX

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation shall not be subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (Business Combination with Interested Stockholders). This Article X shall not be amended only by the affirmative vote of a majority of the Corporation's stockholders entitled to vote on such matter.

ARTICLE X.

NOTICES

SECTION 1. Whenever, under any provisions of these By-Laws, notice is required to be given to any stockholder, the same shall be given in writing, either (a) by personal delivery or by mailing such notice to the stockholder's last known post office address as the same shall appear on the record of stockholders of the Corporation or its transfer agent or, if he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to him at some other address, then addressed to him at such other address, or (b) by a form of electronic transmission consented to by the stockholder to whom the notice is given, except to the extent prohibited by Section 232(e) of the General Corporation Law of the State of Delaware. Any consent to receive notice by electronic transmission shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

SECTION 2. Any notice required to be given to any director may be given by the methods stated in Section 1 above. Any such notice, other than one which is delivered personally, shall be sent to such post office address, facsimile number or electronic mail address as such director shall have filed in writing with the Secretary of the Corporation, or, in the absence of such filing, to the last known post office address of such director. It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

SECTION 3. All notices given by mail, as above provided, shall be deemed to have been given when deposited, postage prepaid, in a United States post office or official depository. All notices given to stockholders by a form of electronic transmission, as above provided, shall be deemed to have been given: (a) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (d) if by any other form of electronic transmission, when directed to the stockholder. All notices given to directors by form of electronic transmission, as above provided, shall be deemed to have been given when directed to the electronic mail address, facsimile number, or other location filed in writing by the director with the Secretary of the Corporation.

SECTION 4. Whenever notice is to be given to the Corporation by a stockholder under any provision of law or of the Certificate of Incorporation or the By-Laws of the Corporation, such notice shall be delivered to the Secretary at the principal executive offices of the Corporation. If delivered by electronic mail or facsimile, the stockholder's notice shall be directed to the Secretary at the electronic mail address or facsimile number, as the case may be, specified in the Corporation's most recent proxy statement.

ARTICLE XI.

ELECTRONIC TRANSMISSION

When used in these By-Laws, the terms "written" and "in writing" shall include any "electronic transmission," as defined in Section 232(c) of the General Corporation Law of the State of Delaware, including without limitation any telegram, cablegram, facsimile transmission and communication by electronic mail.

ARTICLE XII.

AMENDMENT OF BY-LAWS

Except as otherwise provided herein, the Board of Directors shall have the power to adopt, amend or repeal the By-Laws of the Corporation by the affirmative action of a majority of its members. The By-Laws may be adopted, amended or repealed by the affirmative vote a majority of the shares present in person or by proxy and entitled to vote on the matter at any regular meeting of the stockholders or at any special meeting of the stockholders if notice of such proposed adoption, amendment or repeal be contained in the notice of such meeting.

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 13, 2005 7:35 PM
To: CFLETTERS
Cc: Janet Fisher
Subject: Re Home Depot (HD) No-Action Request SimpleMajority Vote

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 13, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: William Steiner

Ladies and Gentlemen:

This is an initial response to The Home Depot no action request.

The rule 14a-8 proposal text that follows this letter is the current update of the proposal submitted prior to the company due date for rule 14a-8 proposals. This updated text differs from the proposal text included in the company no action request.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Janet Fisher <jfisher@cgsh.com>

3 Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of shareholder voting issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable. This includes applying simple majority vote to the vote required to call a special meeting and the vote required to act by written consent.

This proposal does not address a majority vote requirement in director elections an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- o The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company:
  - "F" in Overall Board Effectiveness.
  - "F" in Board Composition.
  - "F" in CEO Compensation $28 million.
  - "D" in Shareholder Responsiveness.

Overall Governance Risk Assessment = High

o We would have to marshal an awesome 80% shareholder vote to make certain key governance improvements Entrenchment concern.
o We had no Independent Board Chairman Independent oversight concern.
o Cumulative voting was not allowed.
o Poison pill: A 2004 shareholder proposal winning our 67% support asked our Company not to adopt a poison pill without seeking shareholder approval. Our Company had not responded to the proposal by implementing any such shareholder approval process.
o Our directors could be elected with one yes-vote from our 2 billion shares under plurality voting.

o There are too many active CEOs on our board with 5 (equaled 45% of directors) Over-commitment concern.
o CEOs sometimes have a problem in saying no to a fellow CEO.
o Four directors held 4 to 6 board seats Over-commitment concern.
o Three directors had 27-years tenure Independence concern.
o Two directors had non-director links to our company Independence concern.
o Three of our relatively new directors served on boards rated "D" overall by The Corporate Library:
1) Mr. Ridge served on Exelon[1]s board (EXC) rated "D"
2) Mr. Jackson served on JPMorgan[1]s board (JPM) rated "D"
3) Mr. Johnston served on Albertsons[1] board (ABS) rated "D"

o Our Directors had a $1 million director donation program Conflict of interest concern.
o The Corporate Library said Mr. Nardelli has one of the world[1]s most excessive compensation packages and "golden hello" payments, with very little reason given to support such actions. The pay-for-failure, pay-for-success, pay-for-anything-at-all attitude displayed by the board calls into serious question their effectiveness.

These less-than-best practices reinforce the reason to take one step forward and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

From: J [olmsted7p@earthlink.net]
Sent: Thursday, December 15, 2005 10:17 PM
To: CFLETTERS
Cc: Janet Fisher
Subject: #2 Re Home Depot, Inc. (HD) No-Action Request Simple Majority Vote

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 15, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: William Steiner

Ladies and Gentlemen:

This is a 2nd response to The Home Depot no action request.

The company sent a December 14, 2005 letter to the proponent party with no copy noted for the staff. In this December 14, 2005 letter the company essentially said that it need not follow these parts of Rule 14a-8.

"c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

"f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

"1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j)."

I believe that once a company submits a no action request that it should provide the staff with all subsequent correspondence with the proponent.

It is respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Janet Fisher <jfisher@cgsh.com>

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, January 03, 2006 12:40 AM
To: CFLETTERS
Cc: Frank Fernandez
Subject: #3 Re The Home Depot, Inc. (HD) No-Action Request William Steiner

#3 Re The Home Depot, Inc. (HD) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: William Steiner

Ladies and Gentlemen:

The text of the proposal states:
"RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable."

The company does not claim now, nor did it claim in 2002, that simple majority vote applies to the vote required to call a special meeting and the vote required to act by written consent. The company has not addressed this at all in its 2002 or 2006 no action requests.

The company questions this rule 14a-8 proposal text:
o Poison pill: A 2004 shareholder proposal winning our 67% support asked our Company not to adopt a poison pill without seeking shareholder approval. Our Company had not responded to the proposal by implementing any such shareholder approval process.

The company fails to explain that shareholders can be denied the right to vote on a poison pill if the company makes use of the one-year sunset provision in its 2005 pill policy. Furthermore the company fails to mention that this one-year sunset loophole in its 2005 pill policy was noted in the separate opinion included with its 2005 no action request on a poison pill proposal.

According to The Corporate Library
"The [2004 poison pill] proposal asked the Company not to adopt a poison pill without seeking shareholder approval, but did not specify a mechanism for implementing the proposal at a company, like this one, that currently has no pill in place. Such mechanisms could include the adoption of a formal governance policy requiring shareholder approval for a pill to be adopted, or the adoption of a bylaw containing a similar restriction. The Company has not responded to the proposal by implementing any limitation of this kind."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=2461

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Frank Fernandez <Frank_Fernandez@homedepot.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, January 24, 2006 12:14 PM
To: CFLETTERS
Cc: Frank Fernandez
Subject: #4 Re The Home Depot, Inc. (HD) No-Action Request William Steiner

#4 Re The Home Depot, Inc. (HD) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 24, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The Home Depot, Inc. (HD)
4 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: William Steiner

Ladies and Gentlemen:

The Corporate Library now independently reports that the company has the following supermajority vote provisions:

"Charter Amendment Notes
"Approval of 80% of shares is required to amend Article SIXTH (Directors) and Article EIGHTH (Business Combination) of the charter.."
Source: http://www.boardanalyst.com/companies/company_profile.asp?ID=13587

The company has not provided a timely independent report that it does not have the above supermajority provision now cited by The Corporate Library.

This case may have similarities to International Business Machines Corporation (January 19, 2006). IBM claimed it had no supermajority vote provisions but apparently IBM did because IBM did not obtain Staff concurrence.

It is therefore respectfully requested that concurrence not be granted to the company. It is respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Frank Fernandez <Frank_Fernandez@homedepot.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 8, 2005

The proposal recommends that the board adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8 (i)(10). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Home Depot relies.

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel